Exhibit (a)(6)


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January 25, 1999

TO:                  UNIT HOLDERS OF S/M REAL ESTATE FUND VII, LTD.

SUBJECT: OFFER FOR UNITS OF LIMITED PARTNERSHIP INTEREST OF S/M REAL ESTATE FUND VII, LTD EXTENDED THROUGH FEBRUARY 19, 1999, AND OFFER PRICE INCREASED TO $70 PER UNIT.


Dear Unit Holder:

         MP VALUE FUND 4, LLC; MORAGA-DEWAAY FUND, LLC; and MP VALUE FUND 6, LLC have extended the expiration date of their tender offer for up to 3,324 Units of limited partnership interest of S/M REAL ESTATE FUND VII, LTD through February 19, 1999, and have increased the offer price to $70 per Unit, less the amount of any distributions to holders declared or made from the Offer Date through the Expiration Date.

             The Purchasers have received tenders of a total of 225 Units as of the date of this letter, and have therefore extended the term of the offer to give Unit holders more time to determine whether or not to tender Units. As stated in the Partnership's reports, the Partnership has made no distributions to Unit holders since its inception in 1983, there is no current prospect for distributions to Unit holders and no secondary market for Units exists or is expected to develop. As the Offer does provide an opportunity for those holders who want to liquidate their investment, the Purchasers have increased the Offer Price in the belief that the higher price might induce more holders to tender Units.

             Although the Purchasers may seek to acquire additional Units if they purchase fewer than 3,324 Units as a result of this Offer, there can be no assurance that they will purchase any more Units after the Expiration Date.

             After carefully reviewing the Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the green form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) February 19, 1999